SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR & ANPAC SIGN RECOGNITION AGREEMENT FOR ITALY

ITALY ACCOUNTS FOR 20% OF RYANAIR'S FLEET AND PILOTS

Ryanair today (8 Mar) confirmed that it has signed a Union Recognition agreement with ANPAC (Italian Airline Pilots Association), who will now be the sole representative body for Ryanair employed Pilots in Italy. This agreement follows extensive negotiations with ANPAC since Ryanair's December announcement that it was willing to recognise Unions for collective bargaining purposes.

Ryanair welcomes the positive and constructive engagement of ANPAC which led to the formal signing of this recognition agreement within 8 weeks of first meeting. This recognition agreement with ANPAC is significant because Italy currently accounts for almost 80 of Ryanair's 400+ current aircraft fleet and approx. 20% of Ryanair's pilot body.

Ryanair looks forward to working with ANPAC and its newly elected ANPAC Ryanair Company Council to conclude an early CLA (Collective Labour Agreement) for our directly employed pilots based in Italy.

Ryanair's Chief People Officer Eddie Wilson said:

 "We are pleased to announce this Italian recognition agreement with ANPAC on behalf of our directly employed pilots in Italy. This agreement (which follows our signed UK recognition agreement with BALPA in January), validates the decision of Ryanair's Board in December to recognise unions. The fact that we have delivered pay rises of up to 20% for most of our pilots, and union recognition agreements in our two largest markets (UK and Italy) which together represent over 45% of our pilot body, shows how constructive Ryanair is about developing relationships with those unions who wish to work with us and how much progress we have made in a short period of time.

 We are making good progress with unions in other major EU countries and we hope to sign more recognition deals with pilots and cabin crew unions over the coming weeks and months."

ENDS

For further information please contact:

                                    Robin Kiely                            Piaras Kelly

                                    Ryanair DAC                         Edelman Ireland

                                    Tel: +353-1-9451949              Tel: +353-1-6789333

                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 March, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary